Filed by Ortho Clinical Diagnostics Holdings plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quidel Corporation

Commission File No.: 000-10961

Date: December 23, 2021